December 14, 2011

Submitted on EDGAR under "CORRESP"

Mr. Robert S. Littlepage

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:          Barrett Business Services, Inc.

Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Mr. Littlepage:

We are in receipt of Larry Spirgel's letter dated November 10, 2011, regarding the subject filing.  Our responses correspond to the numbered comments in the letter.

Form 10-K for the Year Ended December 31, 2010

Goodwill and intangible assets, page F-9

1.         We note your response to comment one from our letter dated September 26, 2011.  Your statement that your branches “have discrete (albeit limited) financial information” which is provided to the CODM but “is not regularly reviewed by the CODM” is not sufficient evidence to support your conclusion that branches are components, and not your operating segments.  In this regard, we note that branch reports are produced weekly, contain significantly detailed information, including margins, and are provided to the CODM for his review.  Therefore, we believe that all of the branches in the CODM reports constitute separate operating segments under ASC 280.

Mr. Robert S. Littlepage

December 14, 2011

            If you believe any of the branches can be aggregated into a single operating segment under paragraph 50-11 of ASC 280-10, please provide us your analysis and financial information for all periods presented in your filing.  In addition to your analysis of paragraph 50-11, please provide us with an analysis that includes historical and projected revenues, margins, and margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

            Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 50-12 through 50-15 of ASC 280-10, please provide us an analysis to support your position.

Response:

Form 10-K for the Year Ended December 31, 2010

As of December 31, 2010 our CODM was William Sherertz, the founder, Chairman, President and Chief Executive Officer of Barrett Business Services, Inc. (the “Company”).  Mr. Sherertz had been with the Company since 1980 and took it public in 1993.

The Company is centrally managed along functional lines (i.e., risk management, human resources, information systems, customer service).  Centralization of these functions provides a consistent service offering for our customers.  All branches provide the same lines of services to our customers.  The consistent service offering of our branches drives the consistent economic characteristics among our branches.  Each functional area of the Company is managed by a specific manager focused on his or her functional area and not related to specific branches.  Operational decisions were made unilaterally by Mr. Sherertz and uniformly applied to all branches.  Mr. Sherertz was the CODM.

We considered the role of Mike Elich, Chief Operating Officer, as of December 31, 2010, and whether or not the collective functions of Mr. Sherertz and Mr. Elich represented our CODM.  Mr. Elich had responsibility for implementing our business plan and monitoring operations, and took direction from the CEO.  Mr. Sherertz made all significant operating decisions in the organization.  Mr. Sherertz did not run the business by committee or share business decision making authority with others in the Company.  As such, Mr. Sherertz was the CODM as of and prior to December 31, 2010.

Mr. Robert S. Littlepage

December 14, 2011

During 2010, Mr. Sherertz regularly received summarized consolidated financial information to assess the performance of the Company.  We are providing under separate cover copies of reports Mr. Sherertz received as of December 31, 2010:

•        Consolidated monthly statement of earnings

•        Consolidated balance sheet

•        Consolidated monthly statement of earnings (actual versus forecast)

•        Consolidated weekly year-to-date activity report

The foregoing documents will be accompanied by an application for confidential treatment as provided in Rule 83 (17 CFR §200.83) pursuant to the Freedom of Information Act.

As of December 31, 2010, based on the unilateral decision making authority of Mr. Sherertz and how he assessed operating performance, and as noted in our prior responses to the Staff, we continue to believe strongly that the Company has one operating segment as defined in ASC 280.

Nine-Month Period Ended September 30, 2011

Mr. Sherertz unexpectedly passed away in January 2011, at which time Mr. Elich assumed the role and responsibilities of the CEO.  The Company continues to be centrally managed along functional lines.  These functional managers do not receive financial information at the branch level.  The managers of the branches have primary responsibility for the cost structure of the branch operations.  Mr. Elich does not share decision-making authority with the Company’s functional or branch managers.  Based on the functions performed by Mr. Elich, and as noted in our prior responses, we believe he has been the CODM of the Company throughout 2011.

As we advised the Staff during our call on November 29, 2011, in 2011 Mr. Elich continued to regularly receive the same financial information he received when he was the COO of the Company.  Those reports were previously provided to you in conjunction with our response letter dated October 11, 2011.  During 2011, in his role as CEO, Mr. Elich did not regularly review branch level financial information.  We have recently reevaluated the financial information that Mr. Elich receives and have discontinued providing branch level financial information to Mr. Elich because he does not use it.

We have 48 branches with total gross revenues in excess of $1.5 billion.  Given the volume of data, it is not reasonable to conclude that our CEO would have the time to regularly review 48 branch reports with this level of activity.  Moreover, none of our branches are individually significant to the Company’s operations.

We have also considered other financial information generated within the Company, such as our forecasting data and the financial information provided to the Board of Directors.  Supporting our deeply held view that we have one operating segment, forecasting is done at a consolidated level and the financial information provided to the Board of Directors is on an aggregated basis.  Furthermore, branch level financial information would not be meaningful to investors and as such, we provide financial information on a consolidated basis.

Mr. Robert S. Littlepage

December 14, 2011

We strongly believe that the Company has one operating segment as defined in ASC 280.

Consideration of Aggregation Criteria

As noted above, we have concluded that we have a single operating segment.  However, were we to conclude that we have multiple operating segments, we have concluded that they would meet the aggregation criteria in ASC 280-10-50-11.  Our branch operations provide the same services at all locations and share similar economic characteristics.  Our branches generate consistent gross margins by service line; 2-4% gross margin for Professional Employment Organization (PEO) services and 13-16% gross margin for staffing services.  Gross margin on a branch-by-branch basis is consistent when each branch’s specific revenue mix is taken into consideration.

2.         Additionally, since each branch is an operating segment, it appears that at a minimum, each branch would be a separate reporting unit pursuant to ASC 350-20-35-33.  Please revise or advise.

Consideration of ASC 350-20-35

As noted above, we have concluded that we have a single operating segment.  As noted in paragraph 34 of this subtopic, a component of an operating segment is a reporting unit if discrete financial information is available and the segment management regularly reviews the operating results of that component.  Paragraph 35 further clarifies that two or more components should be deemed a single reporting unit if all of the components have similar economic characteristics.  Pursuant to paragraph 34, in our business, our branches are our components.  Our branch operations provide the same services, delivered on a consistent basis to a common type or class of customers, at all locations and share similar economic characteristics.  Our branches generate consistent gross margins by service line:  2-4% gross margin for PEO services and 13-16% gross margin for staffing services.  Gross margin on a branch-by-branch basis is consistent when each branch’s specific revenue mix is taken into consideration.  As previously noted, many of the branch functions are centralized for efficiency purposes and to provide a consistent platform of service to our customers, which further causes the economic characteristics of our branches to be similar.  We continue to conclude that we have a single reporting unit for purposes of measurement of potential goodwill impairment.

Mr. Robert S. Littlepage

December 14, 2011

Fair Value of Financial Instruments and Concentration of Credit Risk, page F-17

3.        We note your response to comment two from our letter dated September 26, 2011, including statements from your proposed disclosure that “…the Company utilizes the services of an independent third party.  The third party’s fair value assessment is based upon observable market prices in less active markets or quoted market prices for securities with similar credit characteristics and rates traded in an active market.”  As previously requested, please describe the particular valuation methodology to which you apply the Level 2 inputs to determine the fair value of municipal and corporate bonds and variable rate demand notes.  Since you disclose that you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•        The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

•        The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•        Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•        The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•        Whether the broker quotes are binding or non-binding; and

•        The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurement, and to ensure that you properly classified your assets in the fair value hierarchy.

Mr. Robert S. Littlepage

December 14, 2011

Please provide us your proposed disclosure.

Response:

As previously noted, our Level 2 financial investments include municipal bonds, corporate bonds, and variable rate demand notes.  As directed by the Company’s investment policy, we invest in instruments that have short maturities or will be maturing quickly.  As of December 31, 2010, our average remaining time to maturity was approximately 12 months.  Furthermore, we make investments in highly rated instruments.  Short-term instruments (maturity of less than one year) must be obligations of issuers rated A2/P2 or better by two National Recognized Statistical Rating Organizations.  Long-term instruments (maturities of greater than one year) must be obligations of issuers rated BBB-/Baa3 or better by two National Recognized Statistical Rating Organizations.

By purchasing investments with a short period of maturity, the price which we pay for our investments typically varies less than 500 basis points from the stated par value.  We have experienced no defaults on the municipal or corporate bonds held in our investment portfolio.  Lastly, many of our investments are in small increments of $100,000 or less to further reduce the risk of market loss with respect to any particular bond issuer.  As a matter of policy, no more than 5% of our investment portfolio is permitted to be invested in any one issuer (excluding U.S. Treasury obligations and Federal Agency obligations including Government Sponsored Enterprises).

For Level 2 financial investments, our investment advisors provide us with monthly account statements documenting the value of each investment held with each of our investment brokers (currently, Wells Capital Management, Wells Fargo Securities, and Charles Schwab). Our investment advisors assist us in evaluating the fair value of the securities held by evaluating the types of securities in our investment portfolio to determine their proper classification in the fair value hierarchy based on trading activity and the observability of market inputs. Our Level 2 instruments are valued by our investment brokers using a proprietary pricing model that includes a variety of inputs, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks and default rates that are observable at commonly quoted intervals. As we are ultimately responsible for the determination of the fair value of these instruments, we perform quarterly analyses of our investment portfolio.  Our review consists of the following:

Mr. Robert S. Littlepage

December 14, 2011

•        Review all of our investment securities for significant unrealized gains or losses.  We define significant to be in excess of 5% of cost basis.  When we identify significant unrealized gains or losses, we inquire as to the reasons with our investment advisor.

•        Host a conference call with our investment advisors to inquire about unusual valuation trends within our portfolio and to discuss trends within the investment community in general.

•        While not performed on a quarterly basis, our investment committee (a subset of our board of directors) hosts periodic meetings to review our portfolio and to make changes to our investment policy.

As of December 31, 2010, we did not record any of our investments at a fair value different from the stated amounts provided by our investment brokers.

For future filings, as applicable, we propose adding the following disclosure to our fair value measurements disclosure in our financial statements:

In determining the fair value of our financial assets, the Company predominately uses the market approach.  In determining the fair value of all its municipal bonds, corporate bonds, and variable rate demand notes classified as Level 2, the Company utilizes the non-binding quotes provided by our three investment brokers.  We receive one non-binding broker quote for each financial asset as of the balance sheet date.  To value the Level 2 assets, our investment brokers use proprietary multi-dimensional pricing models that include a variety of inputs, including quoted prices for identical or similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks and default rates that are observable at commonly quoted intervals.

For future filings, as applicable, we propose adding the following disclosure to our management’s discussion and analysis disclosure:

Our investment policy strictly defines the types and quantities of investments that can be made by our investment brokers.  The general parameters of our investment policy are as follows:

•        We make investments in highly rated instruments to reduce our investment risk.  Short-term instruments (maturity of less than one year) must be obligations of issuers rated A2/P2 or better by two National Recognized Statistical Rating Organizations.  Long-term instruments (maturities of greater than one year) must be obligations of issuers rated BBB-/Baa3 or better by two National Recognized Statistical Rating Organizations.

Mr. Robert S. Littlepage

December 14, 2011

•        No more than 5% of our investment portfolio is invested in any one issuer (excluding U.S. Treasury obligations and Federal Agency obligations including Government Sponsored Enterprises).

To monitor our overall investment risk and to assess the fair values of assets within our investment portfolio, we review our investment portfolio on a quarterly basis for significant unrealized gains or losses.  We define significant to be in excess of 5% of cost basis.  When we identify significant unrealized gains or losses, we inquire as to the reasons with our investment advisor.

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Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.